ZARGON
ENERGY TRUST

[redacted]

07026647

September 4, 2007

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
SEP 10 2007
WASH. D.C. 161

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust (the "Company")
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's news release dated September 4, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

In addition, pursuant to Rule 12g3-2(b)(1)(iv), attached hereto as Schedule A is an updated list of documents and information that the Company is required to (a) make public pursuant to the laws of Alberta or Canada, (b) file with the Toronto Stock Exchange and which the Company expects will be made public by such Exchange or (c) distribute to its security holders.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Executive Vice President & Chief Financial Officer

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

9/18

BCH/kf

Encl.

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: September 4, 2007

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.26056 to 1.26897. This increase will be effective on September 17, 2007.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [(1)]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
August 31, 2007	1.26056	$0.18	$26.99216	0.00841	September 17, 2007	1.26897

[(1)] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 17.019 million trust units (ZAR.UN) and 2.115 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 17, 2007 revised exchange ratio there would be a total of 19.703 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

SCHEDULE A

Document		Filing Requirements [1, 2]	Due [3 4 5 6 7 8 9 10 11 12 13 14 15]
1.	News Releases	1, 2	3
Annual Filings			
2.	Annual Information Form (including Statement of Reserves Data and Other Oil and Gas Information, Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and Report of Management and Directors on Oil and Gas Disclosure)	1	5
3.	Annual Report to Unitholders	N/A	N/A
4.	Annual Financial Statements	1	5
5.	Annual Management's Discussion & Analysis	1	5
6.	Certification of Annual Filings – CEO	1	5
7.	Certification of Annual Filings – CFO	1	5

[1] Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).

[2] Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.

[3] Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

[4] Continuous Disclosure Document– Is to be filed on SEDAR at least 25 days before record date (Record date must be set 30 to 60 days before the meeting).

[5] Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end.

[6] Continuous Disclosure Document – Is to be filed on SEDAR concurrently with sending to securityholders (21-50 days before the meeting) (annual meeting must be held within 6 months of the fiscal year-end).

[7] Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarter.

[8] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.

[9] Continuous Disclosure Document – Is to be filed by reporting, non-venture issuers promptly following meeting of unitholders at which a matter was submitted to a vote.

[10] Is to be filed on SEDAR no later than the time of filing a material change report (if the making of the document constitutes a material change) and no later than the time of filing the Annual Information Form (if the document was adopted before then).

[11] Continuous Disclosure Document – Is to be filed on SEDAR within 75 days after the date of acquisition.

[12] Episodic Disclosure Document – If an issuer has adopted or amended a written code of conduct, it must be filed on SEDAR no later than the date on which the issuer's next financial statements must be filed.

[13] Episodic Disclosure Document – Is to be filed on SEDAR as soon as practicable, and in any event no later than the deadline for the first filing required under National Instrument 51-102 following the transaction.

[14] Is to be filed on SEDAR no later than the first filing of a continuous disclosure document in reliance on the exemption set out in Part 3 of Multilateral Instrument 11-101 "Principal Regulator System".

[15] Is to be filed on SEDAR at least 10 business days prior to filing its first preliminary short form prospectus.

Document	Filing Requirements [1 2]	Due [3 4 5 6 7 8 9 10 11 12 13 14 15]
8. Certificate regarding compliance with National Policy 41-201 Undertaking	1	5
Proxy Materials		
9. Notice of Meeting and Information Circular/Proxy Materials (including form of Proxy and Voting Direction) for Meetings of Unitholders	1, 2	6
10. Notification of Meeting and Record Date for Meetings of Unitholders	1, 2	4
11. Voting Results	1	9
Interim Materials		
12. Interim Reports, including interim financial statements and Management's Discussion & Analysis	1	7
13. Certification of Interim Filings – CEO	1	7
14. Certification of Interim Filings – CFO	1	7
Miscellaneous		
15. Material Change Reports	1	8
16. Documents Affecting Rights of Security Holders and Other Material Contracts	1	10
17. ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	1	5
18. Code of Conduct	1	12
19. Business Acquisition Reports	1	11
20. Notice of Change in Corporate Structure	1	13
21. Report on Number and Value of Securities Distributed in Quebec	1	5
22. Notice of Principal Regulator	1	14
23. Notice Declaring Intention to be Qualified under NI 44-101	1	15

END